

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Russell Investments Financial Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Investments Financial Services, LLC (formerly Russell Financial Services, Inc.) as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective January 1, 2016, the Company transferred certain sales and client support service broker-dealer activities to another Russell Investments broker-dealer entity. Also, as discussed in the notes to the financial statements, the Company has entered into significant transactions with related parties.

PricewaterhouseCoopers LLP

Seattle, WA
February 28, 2017

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 2800, Seattle, WA 98101
T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us